

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Patrick Soon-Shiong
Chief Executive Officer
NantHealth, Inc.
9920 Jefferson Blvd
Culver City, CA 90232

>   **Re: NantHealth, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 31, 2021**
>   **File No. 333-254937**

Dear Dr. Soon-Shiong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Martin Waters, Esq.